Genesys Industries Inc. 1914 24th Ave E Palmetto, Florida 34221 Telephone: (941) 722-3600

January 5, 2017

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re:	Genesys Industries, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed December 23, 2016
File No. 333-213387

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Tuesday, January 10, 2017 at 11:00 a.m. EST, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

Genesys Industries, Inc.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar
President & C.E.O.

cc: Faiyaz Dean, ESQ.
Dean Law Corp